December 12, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom
Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Top Gear, Inc.
Form 8-K
Filed November 15, 2011
File No. 333-168066

Dear Ms. Ransom:

We hereby submit the responses of Top Gear, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 28, 2011, to Braden Richter, President and Chief Executive Officer of the Company in regard to the above-referenced Current Report on Form 8-K filed on November 15, 2011 (the “Original Filing”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Original Filing filed with the Securities and Exchange Commission on December 12, 2011 (the “Amendment”).  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Filing, as amended by the Amendment.

Cover Page

1.	Please revise your cover page to provide an accurate telephone number.

Company Response: The Company has revised the Original 8-K to correct the erroneous telephone number.  Please refer to the cover page of the Amendment.

Item 4.01 Changes in Registrant’s Certifying Accountant, page 31

Engagement of New Independent Registered Public Accounting Firm, page 31

2.	We note that you refer to “Friedman” in the last sentence of the last paragraph on page 31. Please revise to refer to your newly engaged accounting firm.

Company Response: The Company has revised Item 4.01 of the Original 8-K to replace the erroneous reference to “Friedman” and instead refer to the Company’s newly engaged accounting firm.  Please refer to Item 4.01 of the Amendment.

Item 5.06 Change in Shell Company Status, page 32

3.
Based on the information provided in your filing, it appears that Luxeyard is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that Luxeyard has no assets excluding cash, no revenues to date, minimal expenses to date, and appears to have no or nominal operations. As a result, please revise your filing to remove the Item 5.06 disclosure indicating that there has been a change in shell company status. Please also confirm that you will identify yourself as a shell company in future periodic reports as appropriate.

Company Response:  The Company does not believe it is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934.  Rule 12b-2 sets forth a two-part test to determine whether a registrant is a shell company.  Specifically, Rule 12b-2 defines “shell company” as a registrant that as (1) no or nominal operations; and (2) either: (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (v) assets consisting of any amount of cash and cash equivalents and nominal other assets (emphasis added).  Thus, if a registrant can prove it has more than nominal operations, it cannot be considered a shell company as defined in Rule 12b-2.

The determination as to whether a registrant’s operations are more than nominal is a case-by-case analysis.  In this regard, the Company believes that the following factors indicate that Luxeyard’s operations are more than nominal and therefore the Company should not be deemed a shell company:

•	Luxeyard’s website, http://www.luxeyard.com, launched on December 7, 2011 and is fully functional.
•
Since inception, Luxeyard has been in negotiations with merchants to feature products on the Luxeyard website and since the filing of the Original 8-K and has entered into purchase orders with several merchants.

•	Luxeyard has implemented a marketing campaign designed to attract subscribers to its website. As of December 9, 2011, Luxeyard has spent in excess of $200,000 in advertising and marketing expenses.
•	The Company has 11 full time employees.

In addition, Luxeyard is a startup company.  Footnote 172 to SEC Release No. 33-8869 (the “2008 Release”) regarding revisions to Rule 144 under the Securities Act as related to shell companies states that “Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having ‘no or nominal operations.’”  Accordingly, Luxeyard believes that as an Internet-based, startup company it is not deemed a shell company in light of Footnote 172 to the 2008 Release.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Richard I. Anslow of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely, TOP GEAR, INC. By: /s/ Braden Richter Braden Richter President and Chief Executive Officer